RESALE REGISTRATION RIGHTS AGREEMENT

among

RICHARDSON ELECTRONICS, LTD.

and

THE HOLDERS LISTED HEREIN

Dated February ___, 2005

RESALE REGISTRATION RIGHTS AGREEMENT

This Resale Registration Rights Agreement (this "Agreement"), dated February ___, 2005, between Richardson Electronics, Ltd., a Delaware corporation (together with any successor entity, the "Issuer"), and the holders listed herein (together with any successors, the "Holders").

Pursuant to the Exchange Agreement, dated the date hereof, between the Issuer and the Holders (the "Exchange Agreement"), the Holders have agreed to exchange _____ in aggregate principal amount of 7 ¼% Subordinated Debentures due December 2006 and _____ 8 ¼% Senior Subordinated Debentures due June 2006 for the same aggregate principal amount of 7 ¾% Convertible Senior Subordinated Notes due 2011 (the "Notes"). The Notes will be convertible into fully paid, nonassessable common stock, par value $.05 per share, of the Issuer (the "Common Stock") on the terms, and subject to the conditions, set forth in the Indenture (as defined herein). In connection with the placement of the Notes, the Issuer has agreed to provide the registration rights set forth in this Agreement pursuant to the Exchange Agreement.

The parties hereby agree as follows:

1.   DEFINITIONS. As used in this Agreement, the following capitalized terms shall have the following meanings:

AGREEMENT: As defined in the preamble hereto.

BUSINESS DAY: A day other than a Saturday or Sunday or any day on which banks in Chicago, Illinois are required or permitted to be closed.

COMMISSION: Securities and Exchange Commission.

COMMON STOCK: As defined in the preamble hereto.

EFFECTIVENESS PERIOD: As defined in Section 2(a)(iii) hereof.

EFFECTIVENESS TARGET DATE: As defined in Section 2(a)(ii) hereof.

EXCHANGE ACT: Securities Exchange Act of 1934, as amended.

EXCHANGE AGREEMENT: As defined in the preamble hereto.

HOLDER: As defined in the preamble hereto.

INDENTURE: The Indenture, dated as of February ___, 2005 between the Issuer and J.P. Morgan Trust Company, National Association, as trustee, pursuant to which the Notes are to be issued, as such Indenture may be amended, modified or supplemented from time to time in accordance with the terms thereof.

INFORMATION: As defined in Section 4(b)(v) hereof.

ISSUER: As defined in the preamble hereto.

MAJORITY OF HOLDERS: Holders holding over 50% of the aggregate principal amount of Notes outstanding; provided that, for purpose of this definition, a holder of shares of Common Stock which constitute Transfer Restricted Securities and were issued upon conversion of the Notes shall be deemed to hold an aggregate principal amount of Notes (in addition to the aggregate principal amount of Notes held by such Holder) equal to the aggregate principal amount of Notes converted by such Holder into such shares of Common Stock, provided that a waiver or consent that relates exclusively to Holders of securities being sold pursuant to a Shelf Registration Statement may be given by the Holders of a majority of such securities.

NASD: NASD, Inc.

NOTES: As defined in the preamble hereto, provided that as used herein, the "Notes" shall only to such Notes as were originally issued pursuant to the Exchange Agreement.

PERSON: An individual, partnership, corporation, unincorporated organization, trust, joint venture or a government or agency or political subdivision thereof.

PROSPECTUS: The prospectus included in a Shelf Registration Statement, as amended or supplemented by any prospectus supplement and by all other amendments thereto, including post-effective amendments, and all material incorporated by reference into such Prospectus.

QUESTIONNAIRE DEADLINE: As defined in Section 2(b) hereof.

SECURITIES ACT: Securities Act of 1933, as amended.

SHELF FILING DEADLINE: As defined in Section 2(a)(i) hereof.

SHELF REGISTRATION STATEMENT: As defined in Section 2(a)(i) hereof.

SUSPENSION PERIOD: As defined in Section 4(b)(i) hereof.

TIA: Trust Indenture Act of 1939, as in effect on the date the Indenture is qualified under the TIA.

TRANSFER RESTRICTED SECURITIES: Each Note and each share of Common Stock issued upon conversion of Notes until the earliest of:

(i)   the date on which such Note or such share of Common Stock issued upon conversion has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement;

(ii)   the date on which such Note or such share of Common Stock issued upon conversion is transferred in compliance with Rule 144 under the Securities Act or may be sold or transferred pursuant to Rule 144(k) under the Securities Act (or any other similar provision then in force); or

(iii)   the date on which such Note or such share of Common Stock issued upon conversion ceases to be outstanding (whether as a result of redemption, repurchase and cancellation, conversion or otherwise).

UNDERWRITER: As defined in Section 6(a) hereof.

UNDERWRITTEN REGISTRATION OR UNDERWRITTEN OFFERING: A registration in which securities of the Issuer are sold to an underwriter for reoffering to the public.

2.   **SHELF REGISTRATION.**

(a)   The Issuer shall:

(i)   not later than 90 days after the date hereof (the "Shelf Filing Deadline"), cause to be filed a registration statement pursuant to Rule 415 under the Securities Act (the "Shelf Registration Statement"), which Shelf Registration Statement shall provide for resales of all Transfer Restricted Securities held by Holders that have provided the information required pursuant to the terms of Section 2(b) hereof;

(ii)   use its reasonable best efforts to cause the Shelf Registration Statement to be declared effective by the Commission as promptly as practicable, but in no event later than 180 days after the date hereof (the "Effectiveness Target Date"); and

(iii)   use its reasonable best efforts to keep the Shelf Registration Statement continuously effective, supplemented and amended as required by the provisions of Section 4(b) hereof to the extent necessary to ensure that (A) it is available for resales by the Holders of Transfer Restricted Securities entitled to the benefit of this Agreement and (B) conforms with the requirements of this Agreement and the Securities Act and the rules and regulations of the Commission promulgated thereunder as announced from time to time for a period (the "Effectiveness Period") of:

(1)   two years following the last date of original issuance of Notes; or

(2)   such shorter period that will terminate when (X) all of the Holders of Transfer Restricted Securities are able to sell all Transfer Restricted Securities immediately without restriction pursuant to Rule 144(k) under the Securities Act or any successor rule thereto, (Y) when all Transfer Restricted Securities have ceased to be outstanding (whether as a result of redemption, repurchase and cancellation, conversion or otherwise) or (Z) all Transfer Restricted Securities registered under the Shelf Registration Statement have been sold.

(b)   No Holder may include any of its Transfer Restricted Securities in the Shelf Registration Statement pursuant to this Agreement unless such Holder furnishes to the Issuer in writing, at least ten Business Days prior to the effectiveness of the Shelf Registration Statement (the "Questionnaire Deadline"), such information as the Issuer may reasonably request for use in connection with the Shelf Registration Statement or the Prospectus or preliminary Prospectus included therein and in any application to be filed with or under state securities laws. In connection with all such requests for information from Holders, the Issuer shall notify such Holders of the requirements set forth in the preceding sentence at least 30 days prior to the effectiveness of the Shelf Registration Statement.

3.   PARTICIPATION IN UNDERWRITTEN REGISTRATIONS.

(a)   No Holder may participate in any Underwritten Registration hereunder unless such Holder:

(i)   agrees to sell such Holder's Transfer Restricted Securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements; and

(ii)   completes and executes all reasonable questionnaires, powers of attorney, indemnities, underwriting agreements, lock-up letters and other documents required under the terms of such underwriting arrangements.

(b)   The Holders of Transfer Restricted Securities covered by the Shelf Registration Statement who desire to do so may sell such Transfer Restricted Securities in an Underwritten Offering. In any such Underwritten Offering, the investment banker or investment bankers and manager or managers that will administer the offering will be selected by a Majority of Holders whose Transfer Restricted Securities are included in such offering; provided, that such investment bankers and managers must be reasonably satisfactory to the Issuer.

4.   REGISTRATION PROCEDURES.

(a)   In connection with the Shelf Registration Statement, the Issuer shall comply with all the provisions of Section 4(b) hereof and shall use its reasonable best efforts to effect such registration to permit the sale of the Transfer Restricted Securities being sold in accordance with the intended method or methods of distribution thereof, and pursuant thereto, shall as expeditiously as possible prepare and file with the Commission a Shelf Registration Statement relating to the registration on any appropriate form under the Securities Act.

(b)   In connection with the Shelf Registration Statement and any Prospectus required by this Agreement to permit the sale or resale of Transfer Restricted Securities, except as otherwise provided herein, the Issuer shall:

(i)   Subject to any notice by the Issuer in accordance with this Section 4(b) of the existence of any fact or event of the kind described in Section 4(b)(iii)(D) or 4(b)(iii)(E), and except as otherwise provided herein, use its reasonable best efforts to keep the Shelf Registration Statement continuously effective during the Effectiveness Period. Upon the occurrence of any event that would cause the Shelf Registration Statement or the Prospectus contained therein (A) to contain a material misstatement or omission or (B) not be effective and usable for resale of Transfer Restricted Securities during the Effectiveness Period, except as otherwise provided herein, the Issuer shall file promptly an appropriate amendment to the Shelf Registration Statement, or an amendment or supplement to the Prospectus, or a report filed with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the case of clause (A), correcting any such misstatement or omission, and, in the case of either clause (A) or (B), use its reasonable best efforts to cause any such amendment to be declared effective and the Shelf Registration Statement and the related Prospectus to become usable for their intended purposes within 20 Business Days thereafter. Notwithstanding any other provision of this Agreement, the Issuer may suspend the effectiveness of the Shelf Registration Statement by written notice to the Holders for such periods as it deems necessary or appropriate, in its good faith judgment (each such period, a "Suspension Period") if an event occurs and is continuing as a result of which the Shelf Registration Statement may, in the Issuer's good faith judgment, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

If the Issuer so notifies the Holders of the suspension ("Suspension Notice") of the Shelf Registration Statement, then each Holder shall suspend the use of the Prospectus and keep such notification confidential. The Holders shall not resume any offers or sales of any Transfer Restricted Securities until the Holders are so advised in writing by the Issuer that the use of the applicable Prospectus may be resumed, and they have received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus thereto. For the avoidance of doubt, so long as the Issuer is not eligible to register securities on Form S-3 (or any successor registration form that permits the incorporation by reference of filings made by the Issuer under the Exchange Act), the Holders and the Issuer acknowledge and agree that the Issuer may suspend the effectiveness of the Shelf Registration Statement in connection with its release of quarterly earnings information and its filing of its Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings required under the Exchange Act if the Issuer believes that the Prospectus or Shelf Registration Statement may contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the existence of any fact or event of the kind described in Section 4(b)(iii)(D) or 4(b)(iii)(E), the Holders shall not be prohibited from selling Transfer Restricted Securities under the Shelf Registration Statement as a result of (X) more than two Suspension Periods of more than 30 days each in any twelve month period or (Y) a Suspension Period, which when aggregated with other Suspension Periods in the prior twelve-month period would exceed 90 days, unless, in either case, in the good faith judgment of the Issuer's board of directors, there is a reasonable possibility that the sale of the Transfer Restricted Securities under the Shelf Registration Statement in reliance on this paragraph Section 4(b)(i) may cause a violation of the Securities Act. The existence of a Suspension Period shall be confidential information subject to the restrictions on disclosure and use described in Section 4(b)(v) hereof.

(ii)   Subject to any notice by the Issuer in accordance with this Section 4(b) of the existence of any fact or event of the kind described in Section 4(b)(iii)(D) or 4(b)(iii)(E) and except as otherwise provided herein, prepare and file with the Commission such amendments and post-effective amendments to the Shelf Registration Statement as may be necessary to keep the Shelf Registration Statement effective during the Effectiveness Period; cause the Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Securities Act, and to comply fully with the applicable provisions of Rules 424 and 430A under the Securities Act in a timely manner; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by the Shelf Registration Statement during the applicable period in accordance with the intended method or methods of distribution by the sellers thereof set forth in the Shelf Registration Statement or Prospectus supplement.

(iii) Advise the selling Holders that have furnished information pursuant to Section 4(d) hereof, the Holders, and the underwriter(s), if any, promptly (but in any event within five Business Days) and, if requested by such Persons, confirm such advice in writing:

(A) with respect to the Shelf Registration Statement or any post-effective amendment thereto, when the same has become effective, and when the Prospectus or any Prospectus supplement or post-effective amendment has been filed,

(B) of any request by the Commission for amendments to the Shelf Registration Statement or amendments or supplements to the Prospectus or for additional information relating thereto,

(C) of the issuance by the Commission of any stop order suspending the effectiveness of the Shelf Registration Statement under the Securities Act or of the suspension by any state securities commission of the qualification of the Transfer Restricted Securities for offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes,

(D) of the existence of any fact or the happening of any event, during the Effectiveness Period, that makes any statement of a material fact made in the Shelf Registration Statement or the Prospectus, any amendment or supplement thereto, or any document incorporated by reference therein untrue, or that requires the making of any additions to or changes in the Shelf Registration Statement or the Prospectus in order to make the statements therein not misleading, or

(E) the Issuer's determination that a post-effective amendment to the Shelf Registration Statement may otherwise be appropriate to comply with the Securities Act;

provided, that in any such notice the Issuer may, in any case, in its discretion, state that it constitutes an exercise of its right to declare a Suspension Period pursuant to Section 4(b)(i).

If at any time the Commission shall issue any stop order suspending the effectiveness of the Shelf Registration Statement, or any state securities commission or other regulatory authority shall issue an order suspending the qualification or exemption from qualification of the Transfer Restricted Securities under state securities or Blue Sky laws, the Issuer shall use its reasonable best efforts to obtain the withdrawal or lifting of such order at the earliest possible time. Any confidential information provided pursuant to this Section 4(b)(iii) shall be subject to the restrictions on disclosure and use described in Section 4(b)(v) hereof.

(iv) Furnish to each of the selling Holders that has furnished information pursuant to Section 4(d) hereof, the Holders and each of the underwriter(s), if any, at least five Business Days before filing with the Commission, a copy of the Shelf Registration Statement and copies of any Prospectus included therein or any amendments or supplements to the Shelf Registration Statement or Prospectus (other than any documents incorporated by reference after the initial filing of the Shelf Registration Statement), which documents will be subject to the review of such Holders, Holders and underwriter(s), if any, for a period of five Business Days, and the Issuer will not file any Shelf Registration Statement or Prospectus or any amendment or supplement to the Shelf Registration Statement or Prospectus (other than any documents incorporated by reference) to which a selling Holder of Transfer Restricted Securities covered by the Shelf Registration Statement, Holders, or the underwriter(s), if any, shall reasonably object. A selling Holder or Holders, or an underwriter, if any, shall be deemed to have reasonably objected to such filing if the Shelf Registration Statement, amendment, Prospectus or supplement, as applicable, as proposed to be filed, contains a material misstatement or omission. Notwithstanding the foregoing, the Issuer shall not be required to furnish the selling Holders with any amendment or supplement to the Shelf Registration Statement or Prospectus filed solely to reflect changes to the amount of Notes held by any particular Holder at the request of such Holder or immaterial revisions to the information contained therein. Any confidential information provided pursuant to this Section 4(b)(iv) shall be subject to the restrictions on disclosure and use described in Section 4(b)(v) hereof.

(v) Make available at reasonable times for inspection by one or more representatives of the selling Holders, designated in writing by a Majority of Holders whose Transfer Restricted Securities are included in the Shelf Registration Statement, any underwriter participating in any distribution pursuant to the Shelf Registration Statement and any attorney or accountant retained by such selling Holders or any of the underwriter(s), all financial and other records, pertinent corporate documents and properties of the Issuer as shall be reasonably necessary to enable them to exercise any applicable due diligence responsibilities, and cause the Issuer's officers, directors, managers and employees to supply all information reasonably requested by any such representative or representatives of the selling Holders, underwriter, attorney or accountant in connection with the Shelf Registration Statement after the filing thereof and before its effectiveness (collectively, the "Information"); provided, however, that the Issuer shall have no obligation to provide any such information prior to the execution by the party receiving such information of a confidentiality agreement in a form reasonably acceptable to the Issuer. Information that the Issuer determines, in good faith, to be confidential and any Information that it notifies the Holders or their Representatives is confidential shall not be used for any purpose other than satisfying "due diligence" obligations under the Securities Act and exercising rights under this Agreement and shall not be disclosed by any recipient unless (i) the disclosure of such Information is necessary to avoid or correct a material misstatement or material omission in such Registration Statement, (ii) the release of such Information is ordered pursuant to a subpoena or other order from a court of competent jurisdiction or pursuant to the requirements of regulatory or supervisory authorities, (iii) disclosure of such information is, in the reasonable opinion of counsel for the selling Holder, necessary or advisable in connection with any action, claim, suit or proceeding, directly involving or potentially involving such selling Holder and arising out of, based upon, relating to, or involving this Agreement or any transactions contemplated hereby or arising hereunder or (iv) the Information has been made generally available to the public other than through the acts of such recipient in breach of this Agreement; provided that prior notice shall be provided as soon as practicable to the Issuer of the potential disclosure of any information by such recipient pursuant to clauses (ii) or (iii) of this sentence to permit the Issuer to obtain a protective order (or waive the provisions of this provision). Each recipient shall take such actions as are reasonably necessary to protect the confidentiality of such Information (if practicable) to the extent such actions are otherwise not inconsistent with, an impairment of or in derogation of the rights and interests of the Holder, unless and until such Information has been made generally available to the public other than as a result of a breach of this Agreement (it being understood that "reasonably necessary" for the purposes of this sentence will be defined by reference to those actions taken by such recipient in protecting the confidentiality of its own information).

(vi)   If requested by any selling Holders, the Holders, or the underwriter(s), if any, promptly incorporate in the Shelf Registration Statement or Prospectus, pursuant to a supplement or post-effective amendment if necessary, such information as such selling Holders, the Holders, and such underwriter(s), if any, may reasonably request to have included therein, including, without limitation: (1) information relating to the "Plan of Distribution" of the Transfer Restricted Securities, (2) information with respect to the principal amount of Notes or number of shares of Common Stock being sold to such underwriter(s), (3) the purchase price being paid therefor and (4) any other terms of the offering of the Transfer Restricted Securities to be sold in such offering; and make all required filings of such Prospectus supplement or post-effective amendment as soon as reasonably practicable after the Issuer is notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment. Notwithstanding the foregoing, following the effective date of the Shelf Registration Statement, the Issuer shall not be required to file more than one such supplement or post-effective amendment to reflect changes in the amount of Transfer Restricted Securities held by any Holders at the request of such Holders in any 30-day period.

(vii)   Furnish to each selling Holder, the Holders and each of the underwriter(s), if any, without charge, at least one copy of the Shelf Registration Statement, as first filed with the Commission, and of each amendment thereto (and any documents incorporated by reference therein or exhibits thereto (or exhibits incorporated in such exhibits by reference) as such Person may request).

(viii)   Deliver to each selling Holder, the Holders and each of the underwriter(s), if any, without charge, as many copies of the Prospectus (including each preliminary prospectus) and any amendment or supplement thereto as such Persons reasonably may request; subject to any notice by the Issuer in accordance with this Section 4(b) of the existence of any fact or event of the kind described in Section 4(b)(iii)(D), the Issuer hereby consents to the use of the Prospectus and any amendment or supplement thereto by each of the selling Holders and each of the underwriter(s), if any, in connection with the offering and the sale of the Transfer Restricted Securities covered by the Prospectus or any amendment or supplement thereto.

(ix)   If an underwriting agreement is entered into and the registration is an Underwritten Registration, the Issuer shall:

(A)   upon request, furnish to each selling Holder and each underwriter, if any, in such substance and scope as they may reasonably request and as are customarily made by issuers to underwriters in primary underwritten offerings, upon the date of closing of any sale of Transfer Restricted Securities in an Underwritten Registration:

(1)   a certificate, dated the date of such closing, signed by either the Chief Financial Officer or the Chief Executive Officer of the Issuer and confirming, as of the date thereof, such customary matters as such parties may reasonably request;

(2)   opinions, each dated the date of such closing, of counsel to the Issuer covering such of the matters as are customarily covered in legal opinions to underwriters in connection with primary underwritten offerings of securities; and

(3)   customary comfort letters, dated the date of such closing, from the Issuer's independent certified public accountants (and from any other accountants whose report is contained or incorporated by reference in the Shelf Registration Statement), in the customary form and covering matters of the type customarily covered in comfort letters to underwriters in connection with primary underwritten offerings of securities;

(B) set forth in full in the underwriting agreement, if any, customary indemnification provisions and procedures which provide rights no less protective than those set forth in Section 6 hereof with respect to all parties to be indemnified; and

(C) deliver such other customary documents and certificates as may be reasonably requested by such parties to evidence compliance with clause (A) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the selling Holders pursuant to this clause (ix).

(x) Before any public offering of Transfer Restricted Securities, cooperate with the selling Holders, the underwriter(s), if any, and their respective counsel in connection with the registration and qualification of the Transfer Restricted Securities under the securities or Blue Sky laws of such jurisdictions in the United States as the selling Holders or underwriter(s), if any, may reasonably request and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Transfer Restricted Securities covered by the Shelf Registration Statement; provided, however, that the Issuer shall not be required (A) to register or qualify as a foreign corporation or a dealer of securities where it is not now so qualified or to take any action that would subject it to the service of process in any jurisdiction where it is not now so subject or (B) to subject itself to taxation in any such jurisdiction if it is not now so subject.

(xi) Cooperate with the selling Holders and the underwriter(s), if any, to facilitate the timely preparation and delivery of certificates representing Transfer Restricted Securities to be sold and not bearing any restrictive legends (unless required by applicable securities laws); and enable such Transfer Restricted Securities to be in such denominations and registered in such names as the Holders or the underwriter(s), if any, may request at least two Business Days before any sale of Transfer Restricted Securities made by such underwriter(s).

(xii) Use its reasonable best efforts to cause the Transfer Restricted Securities covered by the Shelf Registration Statement to be registered with or approved by such other U.S. governmental agencies or authorities as may be necessary to enable the seller or sellers thereof or the underwriter(s), if any, to consummate the disposition of such Transfer Restricted Securities.

(xiii) Subject to Section 4(b)(i) hereof, if any fact or event contemplated by Section 4(b)(iii)(D) hereof shall exist or have occurred, use its reasonable best efforts to prepare a supplement or post-effective amendment to the Shelf Registration Statement or related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of Transfer Restricted Securities, the Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(xiv) Provide CUSIP numbers for all Transfer Restricted Securities not later than the effective date of the Shelf Registration Statement and provide the Trustee under the Indenture with certificates for the Notes that are in a form eligible for deposit with The Depository Trust Company.

(xv) Cooperate and assist in any filings required to be made with the NASD and in the performance of any due diligence investigation by any underwriter that is required to be retained in accordance with the rules and regulations of the NASD.

(xvi) Otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Commission and all reporting requirements under the rules and regulations of the Exchange Act.

(xvii)   Cause the Indenture to be qualified under the TIA not later than the effective date of the Shelf Registration Statement required by this Agreement, and, in connection therewith, cooperate with the trustee and the Holders of Notes to effect such changes to the Indenture as may be required for such Indenture to be so qualified in accordance with the terms of the TIA; and execute and use its reasonable best efforts to cause the trustee thereunder to execute all documents that may be required to effect such changes and all other forms and documents required to be filed with the Commission to enable such Indenture to be so qualified in a timely manner.

(xviii)   Cause all Transfer Restricted Securities covered by the Shelf Registration Statement to be listed or quoted, as the case may be, on each securities exchange or automated quotation system on which similar securities issued by the Issuer are then listed or quoted.

(xix)   Provide promptly to each Holder upon written request each document filed with the Commission pursuant to the requirements of Section 13 and Section 15 of the Exchange Act after the effective date of the Shelf Registration Statement.

(c)   Each Holder agrees by acquisition of a Transfer Restricted Security that, upon receipt of any notice from the Issuer of the existence of any fact of the kind described in Section 4(b)(iii)(C), 4(b)(iii)(D), 4(b)(iii)(E) or 4(b)(iv) hereof, such Holder will, and will use its reasonable best efforts to cause any underwriter(s) in an Underwritten Offering to, forthwith discontinue disposition of Transfer Restricted Securities pursuant to the Shelf Registration Statement, and, subject to Section 4(b)(v) hereof, hold the content of such notice from the Issuer in confidence, until:

(i)   such Holder has received copies of the supplemented or amended Prospectus contemplated by Section 4(b)(xiii) hereof; or

(ii)   such Holder is advised in writing by the Issuer that the use of the Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in the Prospectus.

If so directed by the Issuer, each Holder will deliver to the Issuer a certificate that it has destroyed all copies of the Prospectus covering such Transfer Restricted Securities that was current at the time of receipt of such notice of suspension or (at the Issuer's expense) all copies, other than permanent file copies then in such Holder's possession of such Prospectus.

(d)   (1)   Not less than 30 calendar days prior to the effectiveness of the Shelf Registration Statement, the Issuer shall mail a questionnaire to each Holder of Transfer Restricted Securities. Each Holder who intends to be named as a selling Holder in the Shelf Registration Statement shall furnish to the Issuer in writing by the Questionnaire Deadline, as set forth in the questionnaire, such information regarding such Holder and the proposed distribution by such Holder of its Transfer Restricted Securities as the Issuer may reasonably request for use in connection with the Shelf Registration Statement or Prospectus or preliminary Prospectus included therein. The form of the questionnaire is attached hereto as Exhibit A. Each Holder who intends to be named as a selling Holder in the Shelf Registration Statement shall promptly furnish to the Issuer in writing such other information as the Issuer may from time to time reasonably request in writing. Each Holder as to which the Shelf Registration Statement is being effected agrees to furnish promptly to the Issuer all information required to be disclosed in order to make information previously furnished to the Issuer by such Holder not materially misleading and does not omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Issuer shall take action to name each Holder that furnishes to the Issuer the requested information by the Questionnaire Deadline so that such Holder is named as a selling securityholder in the Shelf Registration Statement at the time of its effectiveness and is permitted to deliver the Prospectus forming a part thereof as of such time to purchasers of such Holder's Transfer Restricted Securities in accordance with applicable law. Holders that do not complete the questionnaire and timely deliver it to the Issuer or fail to promptly furnish any such additional information as may be reasonably requested shall not be named as selling securityholders in the Prospectus or preliminary Prospectus included in the Shelf Registration Statement and therefore shall not be permitted to sell any Transfer Restricted Securities pursuant to the Shelf Registration Statement.

(2)	After the Shelf Registration Statement has become effective, the Issuer shall, upon the request of any Holder of Transfer Restricted Securities, promptly send a questionnaire to such Holder. From and after the date on which the Shelf Registration Statement has become effective, the Issuer shall (i) as promptly as is practicable after the date a completed and signed questionnaire is delivered to the Issuer prepare and file with the Securities and Exchange Commission (x) a supplement to the Prospectus or, if required by applicable law, a post-effective amendment to the Shelf Registration Statement and (y) any other document required by applicable law, so that the Holder delivering such questionnaire is named as a selling securityholder in the Shelf Registration Statement and is permitted to deliver the Prospectus to purchasers of such Holder's Transfer Restricted Securities in accordance with applicable law, and (ii) if the Issuer shall file a post-effective amendment to the Shelf Registration Statement, use its reasonable best efforts to cause such post-effective amendment to become effective under the Act as promptly as is practicable; provided, however, that if a questionnaire is delivered to the Issuer during a Suspension Period, the Issuer shall not be obligated to take the actions set forth in clauses (i) and (ii) until the termination of such Suspension Period.

(3)	Any sale of any Transfer Restricted Securities by any Holder shall constitute a representation and warranty by such Holder that the information relating to such Holder and its plan of distribution is as set forth in the Prospectus delivered by such Holder in connection with such disposition, that such Prospectus does not as of the time of such sale contain any untrue statement of a material fact relating to or provided by such Holder or its plan of distribution and that such Prospectus does not as of the time of such sale omit to state any material fact relating to or provided by such Holder or its plan of distribution necessary to make the statements in such Prospectus, in the light of the circumstances under which they were made, not misleading.

5.	**REGISTRATION EXPENSES.** All expenses incident to the Issuer's performance of or compliance with this Agreement shall be borne by the Issuer regardless of whether a Shelf Registration Statement becomes effective, including, without limitation:

(i)	all registration and filing fees and expenses (including filings made by the Holders, Holders or underwriters with the NASD);

(ii)	all fees and expenses of compliance with U. S. federal securities and state Blue Sky or securities laws;

(iii)	all expenses of printing (including printing of Prospectuses and certificates for the Common Stock to be issued upon conversion of the Notes), messenger and delivery services and telephone;

(iv)	all fees and disbursements of counsel to the Issuer;

(v)	all application and filing fees in connection with listing (or authorizing for quotation) the Common Stock on a national securities exchange or automated quotation system pursuant to the requirements hereof; and

(vi)	all fees and disbursements of independent certified public accountants of the Issuer (including the expenses of any special audit and comfort letters required by or incident to such performance).

The Issuer shall bear its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal, accounting or other duties), the expenses of any annual audit and the fees and expenses of any Person, including special experts, retained by the Issuer. The Holders shall bear their own expenses.

6.	**INDEMNIFICATION AND CONTRIBUTION.**

(a)	The Issuer agrees to indemnify and hold harmless the Holders, each Holder and each Person who participates as an underwriter (any such Person being an "Underwriter") and each Person, if any, who controls the Holders, any Holder or any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

        (i)   against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in any Shelf Registration Statement (or any amendment or supplement thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

        (ii)   against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that any such settlement is effected with the written consent of the Issuer; and

        (iii)   against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by any indemnified party), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) above;

provided that the Issuer will not be liable under this Section 6(a), (x) to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission made in any such Registration Statement or Prospectus, or any amendment or supplement thereto or any related preliminary prospectus in reliance upon and in conformity with written information relating to any Holder furnished to the Issuer by or on behalf of the Holders, such Holder or such Underwriter specifically for use therein, (y) with respect to any untrue statement or alleged untrue statement, or omission or alleged omission made in any preliminary prospectus if the person asserting any such loss, liability, claim, damage or expense who purchased Transfer Restricted Securities which are the subject thereof did not receive a copy of the Prospectus (or the preliminary prospectus as then amended or supplemented if the Issuer shall have furnished the Holders, such Holder or such Underwriter with such amendment or supplement thereto on a timely basis) at or prior to the written confirmation of the sale of such Transfer Restricted Securities to such person and, in any case where such delivery is required by applicable law and the untrue statement or alleged untrue statement or omission or alleged omission of a material fact made in such preliminary prospectus was corrected in the Prospectus (or the preliminary prospectus as then amended or supplemented if the Issuer shall have furnished the Holders, such Holder or such Underwriter with such amendment or supplement thereto on a timely basis) or (z) arising from the offer or sale of Transfer Restricted Securities during any Suspension Period, if notice thereof was given to the Holders on a timely basis, such Holder or such Underwriter.

        (b)   Each Holder, severally but not jointly, agrees to indemnify and hold harmless the Issuer, the Holders, each Underwriter and the other selling Holders and each Person, if any, who controls the Issuer, the Holders, any Underwriter or any other selling Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 6(a) hereof, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in any Shelf Registration Statement (or any amendment or supplement thereto) or any Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information with respect to such Holder furnished to the Issuer by such Holder expressly for use in the Shelf Registration Statement (or any amendment thereto) or such Prospectus (or any amendment or supplement thereto); provided, however, that no such Holder shall be liable for any claims hereunder in excess of the amount of net proceeds received by such Holder from the sale of Transfer Restricted Securities pursuant to such Shelf Registration Statement.

(c)   Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action or proceeding commenced against it in respect of which indemnity may be sought hereunder, but failure so to notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. An indemnifying party may participate at its own expense in the defense of such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying party or parties be liable for the fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d)   If the indemnification provided for in this Section 6 is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, in such proportion as is appropriate to reflect the relative fault of the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative fault of the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or parties on the one hand or the indemnified party or parties on the other hand and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 6. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 6 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 6, no Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Transfer Restricted Securities purchased by it were resold exceeds the amount of any damages which such Holder has otherwise been required to pay by reason of any untrue or alleged untrue statement or omission or alleged omission. The Holders' obligations to contribute as provided in this Section 6(d) are several and not joint.

No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 6, each Person, if any, who controls the Holders, a Holder or an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Initial Purchaser, such Holder or such Underwriter, and each director of the Issuer, and each Person, if any, who controls the Issuer within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as the Issuer.

7.   **RULE 144A**. In the event the Issuer is not subject to Section 13 or 15(d) of the Exchange Act, the Issuer hereby agrees with each Holder, for so long as any Transfer Restricted Securities remain outstanding, to make available to any Holder or beneficial owner of Transfer Restricted Securities in connection with any sale thereof and any prospective purchaser of such Transfer Restricted Securities from such Holder or beneficial owner, the information required by Rule 144A(d)(4) under the Securities Act in order to permit resales of such Transfer Restricted Securities pursuant to Rule 144A, if applicable.

8.   **MISCELLANEOUS.**

    (a)   NO INCONSISTENT AGREEMENTS. The Issuer will not, on or after the date of this Agreement, enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof. In addition, the Issuer shall not grant to any of its security holders (other than the Holders of Transfer Restricted Securities in such capacity) the right to include any of its securities in the Shelf Registration Statement provided for in this Agreement other than the Transfer Restricted Securities. The Issuer has not previously entered into any agreement (which has not expired or been terminated) granting any registration rights with respect to its securities to any Person which rights conflict with the provisions hereof.

    (b)   AMENDMENTS AND WAIVERS. This Agreement may not be amended, modified or supplemented, and waivers or consents to or departures from the provisions hereof may not be given, unless the Issuer has obtained the written consent of a Majority of Holders. Each Holder of Transfer Restricted Securities outstanding at the time of any amendment, modification, supplement, waiver, or consent or thereafter shall be bound by any such amendment, modification, supplement, waiver, or consent effected pursuant to this Section, whether or not any notice of such amendment, modification, supplement, waiver, or consent is delivered to such Holder.

    (c)   NOTICES. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, first-class mail (registered or certified, return receipt requested), telex, telecopier, or air courier guaranteeing overnight delivery:

        (i)   if to a Holder, at the address set forth on the records of the registrar under the Indenture or the transfer agent of the Common Stock, as the case may be; and

        (ii)   if to the Issuer:

        Richardson Electronics, Ltd.
        40 W. 267 Keslinger Road
        P.O. Box 393
        La Fox, Illinois 60147-0393
        Attention: General Counsel

All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; on the next Business Day, if timely delivered to an air courier guaranteeing overnight delivery; and when the addressor receives facsimile confirmation, if sent by facsimile during normal business hours, and otherwise on the next Business Day during normal business hours.

    (d)   SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including without limitation and without the need for an express assignment, subsequent Holders of Transfer Restricted Securities; provided, however, that (i) this Agreement shall not inure to the benefit of or be binding upon a successor or assign of a Holder unless and to the extent such successor or assign acquired Transfer Restricted Securities from such Holder and (ii) nothing contained herein shall be deemed to permit any assignment, transfer or other disposition of Transfer Restricted Securities in violation of the terms of the Indenture or the terms of such Securities. If any transferee of any Holder shall acquire Transfer Restricted Securities, in any manner, whether by operation of law or otherwise, such Transfer Restricted Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Transfer Restricted Securities such person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement.

(e)   COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(f)   SECURITIES HELD BY THE ISSUER OR ITS AFFILIATES. Whenever the consent or approval of Holders of a specified percentage of Transfer Restricted Securities is required hereunder, Transfer Restricted Securities held by the Issuer or its "affiliates" (as such term is defined in Rule 405 under the Securities Act) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage, *provided* that Transfer Restricted Securities that the Issuer or an affiliate of the Issuer offers to purchase or acquires pursuant to an offer, exchange offer, tender offer or otherwise shall not be deemed to be held by the Issuer or such affiliate until legal title to such Transfer Restricted Securities passes to the Issuer or such affiliate, as the case may be.

(g)   HEADINGS. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(h)   GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the law of the State of Illinois, without regard to conflict of laws principles thereof.

(i)   SEVERABILITY. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

(j)   ENTIRE AGREEMENT. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein with respect to the registration rights granted by the Issuer with respect to the Transfer Restricted Securities. This Agreement supersedes all prior oral or written agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or affiliates with respect to such subject matter including, without limitation, any summary term sheet, emails or draft agreements.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

THE ISSUER:

RICHARDSON ELECTRONICS, LTD.

By: _____
    Name:
    Title:

HOLDERS:

_____

By: _____
    Name:
    Title:

Exhibit A

RICHARDSON ELECTRONICS, LTD.

FORM OF SELLING SECURITYHOLDER NOTICE AND QUESTIONNAIRE

The undersigned beneficial holder of 7 3/4% Convertible Senior Subordinated Notes due 2011 (the "Notes") of Richardson Electronics, Ltd. (the "Issuer"), or common stock, par value $.05 per share issued upon conversion of the Notes (the "Shares" and together with the Notes, the "Transfer Restricted Securities"), of the Issuer understands that the Issuer has filed, or intends to file, with the Securities and Exchange Commission (the "Commission") a registration statement (the "Shelf Registration Statement"), for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"), of the Transfer Restricted Securities in accordance with the terms of the Resale Registration Rights Agreement, dated February __, 2005 (the "Registration Rights Agreement"), between the Issuer and the Holders. A copy of the Registration Rights Agreement is available from the Issuer upon request at the address set forth below. All capitalized terms not otherwise defined herein have the meaning ascribed thereto in the Registration Rights Agreement.

Each beneficial owner of Transfer Restricted Securities is entitled to the benefits of the Registration Rights Agreement. In order to sell or otherwise dispose of any Transfer Restricted Securities pursuant to the Shelf Registration Statement, a beneficial owner of Transfer Restricted Securities generally will be required to be named as a selling securityholder in the related Prospectus, deliver a Prospectus to purchasers of Transfer Restricted Securities and be bound by those provisions of the Registration Rights Agreement applicable to such beneficial owner (including certain indemnification provisions, as described below).

Beneficial owners that do not complete this Notice and Questionnaire and deliver it to the Issuer as provided below will not be named as selling securityholders in the prospectus and will not be permitted to sell any Transfer Restricted Securities pursuant to the Shelf Registration Statement. Beneficial owners are encouraged to complete and deliver this Notice and Questionnaire on or before the tenth business day prior to the effectiveness of the Shelf Registration Statement so that such beneficial owners may be named as selling securityholders in the related prospectus at the time the Shelf Registration Statement becomes effective. Upon receipt of a completed Notice and Questionnaire from a beneficial owner following the effectiveness of the Shelf Registration Statement, the Issuer will, as promptly as practicable, make filings with the Commission as are necessary to permit such beneficial owner to deliver such prospectus to purchasers of Transfer Restricted Securities, subject to certain limitations set forth in the Registration Rights Agreement.

Certain legal consequences arise from being named as a selling securityholder in the Shelf Registration Statement and the related Prospectus. Accordingly, holders and beneficial owners of Transfer Restricted Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling securityholder in the Shelf Registration Statement and the related Prospectus.

NOTICE

The undersigned beneficial owner (the "Selling Securityholder") of Transfer Restricted Securities hereby gives notice to the Issuer of its intention to sell or otherwise dispose of Transfer Restricted Securities beneficially owned by it and listed below in Item 3 (unless otherwise specified under Item 3) pursuant to the Shelf Registration Statement. The undersigned, by signing and returning this Notice and Questionnaire, understands that it will be bound by the terms and conditions of this Notice and Questionnaire and the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, the undersigned has agreed to indemnify and hold harmless the Issuer, the Holders, any Underwriter and the other selling holders and each person, if any, who controls such persons within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against certain losses arising in connection with statements concerning the undersigned made in the Shelf Registration Statement or the related Prospectus in reliance upon the information provided in this Notice and Questionnaire.

The undersigned hereby provides the following information to the Issuer and represents and warrants that such information is accurate and complete:

QUESTIONNAIRE

1.   (a)   Full legal name of Selling Securityholder:

_____

(b)   Full legal name of registered holder (if not the same as (a) above) through which Transfer Restricted Securities listed in (3) below are held:

_____

(c)   Full legal name of DTC participant (if applicable and if not the same as (b) above) through which Transfer Restricted Securities listed in (3) are held:

_____

(d)   Taxpayer identification or social security number of Selling Securityholder:

_____

2.   Address for notices to Selling Securityholders:

_____

_____

Telephone: _____

Fax: _____

Email: _____

Contact Person: _____

3.	Beneficial ownership of Transfer Restricted Securities:

     (a)	Type of Transfer Restricted Securities beneficially owned, and principal amount of Notes or number of shares of Common Stock, as the case may be, beneficially owned:

_____

_____

     (b)	CUSIP No(s). of such Transfer Restricted Securities beneficially owned:

_____

4.	Beneficial ownership of the Issuer's securities owned by the Selling Securityholder:

Except as set forth below in this item (4), the undersigned is not the beneficial or registered owner of any securities of the issuer other than the transfer restricted securities listed above in item (3) ("other securities").

     (a)	Type and amount of Other Securities beneficially owned by the Selling Securityholder:

_____

_____

     (b)	CUSIP No(s). of such Other Securities beneficially owned:

_____

_____

5.	Relationship with the Issuer

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (5% or more) has held any position or office or has had any other material relationship with the Issuer (or their predecessors or affiliates) during the past three years.

State any exceptions here:

_____

_____

_____

6.	Nature of the Selling Securityholder:

Is the Selling Securityholder a reporting company under the Securities Exchange Act, a majority owned subsidiary of a reporting company under the Securities Exchange Act, or a registered investment company under the Investment Company Act? If so, please state which one.

_____

_____

If the entity is a majority owned subsidiary of a reporting company, identify the majority stockholder that is a reporting company.

_____

_____

If the entity is not any of the above, identify the natural person or persons having voting and investment control over the Issuer's securities that the entity owns.

_____

_____

(a) Is the Selling Securityholder is a registered broker-dealer?

    Yes ☐ No ☐

If yes, state whether the Selling Securityholder received the Transfer Restricted Securities as compensation for underwriting activities and, if so, provide a brief description of the transaction(s) involved.

_____

_____

State whether the Selling Securityholder is an affiliate of a broker-dealer and if so, list the name(s) of the broker-dealer affiliate(s). For purposes of this Item 6(b), an "affiliate" of a broker-dealer includes any company that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such broker-dealer, and does not include individuals employed by any such broker-dealers or by any of their affiliates.

    Yes ☐ No ☐

If the answer is "Yes," you must answer the following:

If the Selling Securityholder is an affiliate of a registered broker-dealer, the Selling Securityholder purchased the Transfer Restricted Securities (i) in the ordinary course of business and (ii) at the time of the purchase of the Transfer Restricted Securities, had no agreements or understandings, directly or indirectly, with any person to distribute the Transfer Restricted Securities.

    Yes ☐ No ☐

If the answer is "No", state any exceptions here:

_____

_____

If the answer is "No," this may affect your ability to be included in the Shelf Registration Statement.

7. Plan of Distribution

Except as set forth below, the undersigned (including its donees, pledges, transferees and other successors in interest) intends to distribute the Transfer Restricted Securities listed above in Item (3) pursuant to the

Shelf Registration Statement only as follows (if at all). Such Transfer Restricted Securities may be sold from time to time directly by the undersigned or, alternatively, through underwriters, broker-dealers or agents. If the Transfer Restricted Securities are sold through underwriters or broker-dealers, the Selling Securityholder will be responsible for underwriting discounts or commissions or agent's commissions. Such Transfer Restricted Securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions): (i) on any national securities exchange or quotation service on which the Transfer Restricted Securities may be listed or quoted at the time of sale; (ii) in the over-the-counter market; (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market; or (iv) through the writing of options. In connection with sales of the Transfer Restricted Securities or otherwise, the undersigned may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Transfer Restricted Securities and deliver Transfer Restricted Securities to close out such short positions, or loan or pledge Transfer Restricted Securities to broker-dealers that in turn may sell such securities.

State any exceptions here:

_____

_____

_____

Note: In no event will such method(s) of distribution take the form of an underwritten offering of the Transfer Restricted Securities without the prior agreement of the Issuer.

8.   (Optional) Submissions After the Shelf Registration Statement Becomes Effective:

If you are unable to trace your securities back to an individual or entity listed as a selling securityholder in the Shelf Registration Statement, we may need to file a post-effective amendment to the Shelf Registration Statement. This could result in additional delay in your ability to resell your securities pursuant to the Shelf Registration Statement. In order to allow us to determine whether your securities can be traced back to an individual or entity listed as a selling stockholder in the Shelf Registration Statement, please indicate from whom the Transfer Restricted Securities were acquired:

_____

_____

The undersigned acknowledges that it understands its obligation to comply with the provisions of the Exchange Act and the rules and regulations promulgated thereunder relating to stock manipulation, particularly Regulation M thereunder (or any successor rules or regulations), in connection with any offering of Transfer Restricted Securities pursuant to the Shelf Registration Statement. The undersigned agrees that neither it nor any person acting on its behalf will engage in any transaction in violation of such provisions.

The Selling Securityholder hereby acknowledges its obligations under the Registration Rights Agreement to indemnify and hold harmless certain persons as set forth therein.

Pursuant to the Registration Rights Agreement, the Issuer has agreed under certain circumstances to indemnify the Selling Securityholders against certain liabilities.

In accordance with the undersigned's obligation under the Registration Rights Agreement to provide such information as may be required by law for inclusion in the Shelf Registration Statement, the undersigned agrees to promptly notify the Issuer of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Shelf Registration Statement remains effective. All notices hereunder and pursuant to the Registration Rights Agreement shall be made in writing at the address set forth below.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to items (1) through (8) above and the inclusion of such information in the Shelf Registration Statement and the related Prospectus. The undersigned understands that such information will be relied upon by the Issuer in connection with the preparation or amendment of the Shelf Registration Statement and the related Prospectus.

IN WITNESS WHEREOF, the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:

Beneficial Owner

By: _____
    Name:
    Title:

Please return the completed and executed Notice and Questionnaire to Richardson Electronics, Ltd. at:

Richardson Electronics, Ltd.
40W267 Keslinger Road
P.O. Box 393
La Fox, Illinois 60147-0393
Attention: General Counsel
Facsimile: (630) 208-2950